FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 28, 2003

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

André Lacroix, nominated Chairman and C.E.O.

of Euro Disney, S.A.

Yann Caillère named President and C.O.O.

Marne-la-Vallée, Friday March 28th, 2003 — James A. Rasulo, Chairman of Euro Disney, S.A., today announced the nomination of André Lacroix, the former President of Burger King International to the position of Chairman and Chief Executive Officer of Euro Disney S.A., the managing company of Euro Disney S.C.A., which operates Disneyland® Resort Paris.  Lacroix will take over the responsibilities of Rasulo who has been appointed President of Walt Disney Parks and Resorts where he manages the global parks and resorts business for The Walt Disney Company.  Lacroix will be presented to the shareholders of the company at their annual meeting, which was rescheduled for early May pending this nomination.

“André’s outstanding leadership skills combined with a strategic vision and a wonderful sense of creativity, has helped to make Burger King one of the fastest growing brands internationally,” Rasulo said.  “I believe his experience and his management skills uniquely qualify him to take on the challenge of propelling Disneyland Resort Paris into a new era becoming a resort destination where families can come together to create magical memories that they will cherish for a lifetime.”

Lacroix has been President of Burger King International since 2001, and was responsible for the development, management and profitability of the brand outside of North America. He has been recognized as one of the top leaders in the industry by driving sustainable growth ahead of the market and his competitors.

Lacroix joined Burger King in September 1996 as General Manager for Germany and was appointed General Manager, Germany & Northern Europe in June 1998. As the General Manager in Germany, he was the architect of the turnaround of this market, tripling the business in the past five years.

He was promoted to President Europe, Middle East & Africa in 1999. In this role, he expanded the Burger King brand by entering into several new markets and introducing innovative new products.

Prior to his tenure at Burger King, Lacroix joined Pepsi Cola International in 1988 as International Marketing Manager of the 7UP brand.  In 1990, he became Marketing Director, Middle East & Africa, and in 1991, Lacroix was promoted to Operations Director Pepsi, East Germany. Finally, he held the position of General Manager Pepsi, Holland, Austria, Belgium and Switzerland from 1993 until 1996.

André Lacroix is 43 years old. He graduated from the Ecole de Commerce de Paris. He is a French native and speaks five languages fluently.

YANN CAILLERE APPOINTED PRESIDENT AND C.O.O.

OF EURO DISNEY S.A.

Yann Caillère, who has been with Euro Disney, S.A. since 1995, has been appointed to President and Chief Operating Officer of Euro Disney S.A. Formerly the Senior Vice President of Operations for Euro Disney, Caillère is credited with successfully reorganizing and streamlining operations for all the parks, hotels and the Disney Village at Disneyland® Resort Paris.  He was also instrumental in the opening of Walt Disney Studios Park.

“Yann’s breadth of experience in the resort business and his contributions to our company have been extremely beneficial,” said Rasulo.  “Thanks to his expertise, Disneyland Resort Paris has not only become the top destination in Europe, but one of the top convention centers for the continent as well.”

Prior to becoming Senior Vice President of Operations, Caillère was Vice President for Disneyland Resort Paris — Hotel Division in 1995 and then Vice President for the Hotels, Disney Village and Convention Centers from 1997 to 2000.  Prior to joining Disney, Caillère was the General Manager for the Hotel Sofitel in Paris, where he effectively launched that property into one of the largest convention centers in Paris.

Caillère is fluent in French and English and has lived in more than five countries throughout his life including the United States and Egypt.  He majored in Hotel Management at Thonon les Bains, France in 1974.

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Changes in Payments for Management Fees and Royalties

Separately, Euro Disney, S.C.A. reported that Euro Disney S.A., its Management Company (Gérant), and The Walt Disney Company (Netherlands) B.V. have agreed to changes in the management fees and royalties payable for the second, third and fourth quarters of fiscal 2003 and for all of fiscal 2004.   Fees and royalties will now be paid on a fiscal year-end basis rather than quarterly.

The Management Company  and Walt Disney Company (Netherlands)B.V. have further agreed that due to the current slow-down in tourism and the potential impact of ongoing geopolitical uncertainties, with respect to the last three quarters of fiscal 2003, their combined management fees and royalties will not exceed the maximum amount that could be paid by Euro Disney while maintaining compliance with a key Euro Disney debt covenant.  Subject to the approval of Euro Disney’s Supervisory Board, any portion of the management fees or royalties not paid for 2003 as a result of this may in the future become payable in the amount by which income before lease and financial charges excluding depreciation and amortisation for any year from fiscal 2004 through fiscal 2008  exceeds € 450 million.

Corporate Communication

Investor Relations

Philippe Marie	Sandra Picard
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Additional financial information can be found on the internet at www.eurodisney.com.

Euro Disney S.C.A. and its subsidiaries operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Company’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, [the registrant] has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By it Gerant, Euro Disney S.A.

Date: March 28, 2003	By:	/s/ Diane Fuscaldo
	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership